Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

March 22, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:     Amended Form N-CSR on behalf of Deutsche
Equity 500 Index Portfolio (the "Portfolio"),
(Reg. No. 811-06698, CIK: 0000888568; Series ID: S000009010)

Ladies and Gentlemen:

       We are filing today through the EDGAR
system an amended report on Form N-CSR (the
"Amendment") on behalf of the Portfolio for the period ending December 31, 2016. The Amendment is being filed due to an incorrect date of the Auditors Opinion for the Deutsche S&P 500 Index Fund(Reg. No. 811-06071,
CIK: 0000862157; Series ID: S000032010), a feeder fund
for the Portfolio.

        Any comments or questions on this filing should be directed to the undersigned at (617)
295-3625.


       Very truly yours,

       /s/ Diane Kenneally

       Diane Kenneally

       Director
       Deutsche Investment Management Americas Inc.